October 16, 2009

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

       RE: Eagle Life Insurance Company
                 Flexible Premium Deferred Index Annuity Contract
                 Initial Registration Statement filed on Form S-1
                 File No. 333-160345

Dear Mr. Bisset:

The staff reviewed the above-referenced initial registration statement, which the Commission received on June 30, 2009. We have given the registration statement a full review. Based on our review, we have the following comments. Page references are to the pages in the EDGAR filing.

General Comments

1. The EDGAR cover sheet contains a statement that the company does not concede that the contract is a security. Please explain supplementally to the staff your position on whether the contract is or is not a security.

2. Please provide a clear, plain English prospectus summary. The summary should highlight key concepts and disclose, together, all fees and charges applicable under the contract (*e.g.*, surrender charge schedule, rider charges, MVA deduction, etc.). Also, the summary should be organized by importance and should avoid any redundancy. *See* Form S-1 and Regulation S-K, Item 503(a).

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's obligations described in the prospectus or whether the company will be solely responsible for paying such obligations. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out any such obligations associated with the contract.

4.   **Outside Front Cover Page of Prospectus**

        a.   Please limit the outside cover page of the prospectus to one page. Item 501(b) of Regulation S-K per Item 1 of Form S-1.

        b.   The outside cover page of the prospectus uses capitalized terms that are not defined. Please avoid the use of defined terms in the outside cover page and summary to the greatest extent possible. *See* Form S-1 and Regulation S-K, Items 502, 503. In circumstances where defined terms are used, please define them the first time they are used.

        c.   If an introductory summary is going to be included on the cover page, please consider revising for readability. In its current state, the disclosure is difficult to read.

        d.   In the first paragraph, if the disclosure is going to note that the contract is designed for individuals and certain retirement plans that qualify for special federal income tax treatment, then the disclosure should also note that tax qualified retirement plans provide their own tax deferral benefit and the purchase of the contract does not provide additional tax deferral benefits beyond those provided in the tax qualified retirement plan. Otherwise, the disclosure may be removed from the cover page.

        c.   Please insert, after the second sentence in the section entitled "There are risks associated with the Contract," a plain English statement which conveys the information that a contract owner may receive less than the original investment upon surrender.

        d.   Please revise the Commission Legend so that it indicates the Commission has not passed on the "adequacy *or accuracy*" of the prospectus. Item 501(b)(7) of Regulation S-K per Item 1 of Form S-1.

5.   **What Are My Contract Benefits?** (pages 1-2)

        a.   In the section entitled "Principal and Interest Guarantees," please explain supplementally to the staff why the guaranteed minimum interest rate for the contract is not specified in the prospectus. In addition, please state whether the guaranteed minimum interest rate could be zero.

        b.   The disclosure under the subheading "Upside Potential with Limited Downside Risk" states that your contract "provides the opportunity to earn interest that may be higher than a traditional declared fixed interest rate annuity . . . ." Please state that the interest earned may also be lower.

  c.   The "Tax Deferral" subheading contains disclosure stating that tax – deferred growth allows your money to grow faster because you earn interest on dollars that would "otherwise be paid" in taxes. Please clarify this statement.

  d.   In the last sentence of the subheading "Annual Penalty-Free Withdrawals, do you mean to say taxes and tax penalties may apply?

  e.   The disclosure in the subheading entitled "Death Benefit Proceeds" suggests the owner "consult with your own legal or tax advisor." The disclosure, however, does not indicate any tax implications or other reasons that this would be appropriate. Please revise to clarify the reason for the statement regarding consultation.

  f.   With respect to the "Lifetime Income Benefit Rider," the second sentence of the disclosure states that scheduled payments under the rider during the surrender charge period are not subject to a surrender charge or an MVA unless you make a withdrawal and together the withdrawal and scheduled payment exceed the penalty free withdrawal. However, the prior sentence states that the rider guarantees you can receive a certain set of payments for your life once schedule payments have begun unless withdrawals are made under the contract. Please fix the apparent inconsistency.

  g.   Also, please consider disclosing that the Lifetime Income Benefit rider is distinguishable from annuitization.

6.   **What is My Contract's Value?** (page 3)

  a.   Please explain supplementally to the staff whether the current cap rate will be reflected in the contract.

  b.   The disclosure states that at least 15 days prior to each Contract Anniversary, the company will send a notice that identifies the cap rate for each indexed value option that we expect to guarantee for the next contract year. Please explain to the staff under what circumstances the company would not know the cap rate for the upcoming year 15 days prior to the Contract Anniversary.

7.   **How Are My Premiums Allocated?** (page 3)

Please clarify whether there are any minimum percentage allocations that apply to additional premiums.

8.   **May I Transfer Money Between Options?** (page 3)

  Please confirm supplementally to the staff whether the company would in fact wait until the next contract anniversary to automatically transfer remaining accumulated value to the Fixed Value Option in the event the remaining balance in an Indexed Value Option is below $1,000 following a transfer between options.

9.   **What is the Market Value Adjustment?** (page 4)

The disclosure states that the MVA also reflects a 0.50% deduction. Please clarify what the "0.50% deduction" is deducted from.

10.   **Definitions** (pages 6 and 7)

a.   Please consider moving the Definitions immediately after the Table of Contents.

b.   Please include the terms "Excess Withdrawals," "Fixed Value Minimum Guaranteed Interest Rate," "Settlement Options," and any other capitalized terms in the Definitions.

c.   Please delete "constitute the entire Contract" from the definition of Contract.

11.   **Risk Factors** (pages 8 and 9)

a.   Please explain supplementally to the staff why the guaranteed minimum cap is not specified in the prospectus.

b.   Please disclose as an additional risk that charges incurred due to withdrawals in excess of free withdrawal amounts during the surrender charge period may result in the loss of principal and earnings.

c.   The disclosure states that the company may substitute a suitable equity index for the Index if (i) the Index is discontinued, (ii) the company is unable to utilize the Index, or (iii) the calculation of the Index is changed substantially. Please explain:

- what is considered a "substantial change" to a calculation of the Index;
- what would make a replacement index suitable;
- under what circumstances the company would be unable to utilize the Index; and
- the effects, if any, of the change in index upon any applicable guarantees.

d.   The disclosure on page 15 of the prospectus states that the company may terminate any of the Indexed Value Options at any time. Please disclose in the risk factors section any risks associated with the company's ability to terminate the indexed options.

e.   Please include the risk that the company may defer payment of surrender proceeds for up to six months.

      f.   With respect to "Other Interest Rate Risks," please disclose how often the company may set the cap rate for the Indexed Value Options and the Initial Fixed Value Interest Rate and Current Fixed Value Interest Rate for the Fixed Value Option.

      g.   Please revise the second sentence of the paragraph under the subheading "MVA Risk" for clarity

      h.   Please include the risks associated with the Lifetime Income Benefit Rider. In particular, identify the circumstances under which a contract owner can lose protection of the rider.

12.   **Description of Your Contract** (page 10)

      a.   Please clarify that the rates of interest declared for the Fixed Value Options and the cap rate for each Indexed Value Option will be lower for the shorter surrender charge schedule selected.

      b.   We expect all material disclosure to be included in the prospectus. The disclosure contained in the third paragraph of this section makes it appear that this is not the case. Please explain supplementally to the staff whether all material disclosure is contained in the prospectus or revise the paragraph.

      c.   With respect to the disclosure in the subheading entitled "Additional Premiums," please explain supplementally to the staff what would cause a contract to exceed any Company, federal or state limitations on premium payments received during any taxable year.

13.   **Tax-Free "Section 1035" Exchanges** (page 12)

      In describing Section 1035 exchanges, the disclosure states there may be a new surrender charge period for "this" Contract and other charges may be higher (or lower) and the benefits may be different. Is the disclosure intended to say "other" contract in this context?

14.   **Rights under the Contract** (page 12)

      a.   Please explain what is meant by the sentence that states "Use care when naming an Owner/Annuitant."

      b.   The second paragraph under the subheading "Right to Name Beneficiary" states "All rights of a Beneficiary, including an irrevocable Beneficiary, will end if the Beneficiary dies before the Owner or the Annuitant." Please confirm whether another beneficiary may be named under such a scenario.

15. **Contract Value** (pages 13-17)

       a.   Please state the minimum guaranteed interest rate for the fixed value option in the prospectus.

       b.   With respect to the Fixed Value Option Calculation, please clarify the third and fourth bullet points to state that any withdrawal amount and any interest credited are from the fixed value option, if that is the case. This comment also applies to the "Between Contract Anniversaries" scenario. In addition, please disclose how accumulated value is impacted if money comes out of the Indexed Value Options into the Fixed Value Option.

       c.   With respect to the Indexed Value Option Calculation, please clarify in the second bullet point that it is any withdrawal amounts "from the Indexed Value Option." This comment also applies to the "Between Contract Anniversaries" scenario.

       d.   Please disclose whether there any limitations as to when the company may terminate the index options or whether the company may do so at its discretion.

       e.   Please clarify whether it is possible to eliminate all indexed options so that only the fixed option remains. If this is the case, please explain to the staff if any thought has been given to permitting contract holders to surrender the contract without the imposition of a surrender charge or market value adjustment if all indexed options are removed.

       f.   Please clarify what can be changed by the company. For example, can the company substitute a different Index Option with a different calculation methodology?

       g.   Please clarify that a contract owner is assuming the risk that an investment in an indexed account could potentially offer no return.

       h.   In the event the company terminates or substitutes any of the Indexed Value Options, the disclosure states that "your Accumulated Value in that Indexed Value Option will be automatically transferred to the Fixed Value Option and will be credited with the Current Fixed Value Interest Rate for the remainder of the Contract Year." Please explain supplementally to the staff whether the company will treat the portion of the contract year in which Accumulated Value remained in the Indexed Value Option as a full contract year for the purpose of crediting any Index Credits.

       i.   In the event an Index (or Index Option) is substituted, please clarify that the performance of the new Index (or Index Option) may differ from that of the replaced Index (or Index Option) and could result in a lower index credit earned.

j.   In the last sentence of the fourth paragraph of the section entitled "Indexed Value Options" on page 15, please clarify whether you meant to use the term "Indexed Value Option" rather than the term "Index" in this context.

k.   Please indicate how the Initial Fixed Value Interest Rate, Current Fixed Value Interest Rate, and the Cap Rate may vary depending on the Surrender Charge Schedule.

l.   Please include the minimum Cap Rate on each Indexed Value Option in the prospectus.

16.   **Surrender Charge** (pages 20-21)

a.   The Surrender Charge disclosure should be moved forward.

b.   The second sentence of the disclosure states that the company assesses a surrender charge on the amount of any Penalty-Free Withdrawals taken in the 12 months prior to surrender. Does this mean that, in the case of a 3-Year Surrender Charge Schedule, if the contract is surrendered in year 4, any Penalty-Free Withdrawal taken in year three would incur a surrender charge, even though the surrender occurred outside of the Surrender Charge Period?

c.   The above disclosure also seems inconsistent with the prior sentence that states the "Surrender Charge is a charge we assess upon a surrender or withdrawal from the Contract during the Surrender Charge Period to the extent the amount of the surrender or withdrawal exceeds the annual Penalty-Free Withdrawal amount."

17.   **Confinement Care Waiver** (p. 21)

According to the disclosure, if you have been confined to a Qualified Care Center for at least 90 consecutive days after your third Contract Anniversary and that confinement represents your first confinement to a Qualified Care Center, you "may be eligible" to withdraw up to 100% of your Contract Value without the application of a Surrender Charge or MVA. Please describe the circumstances in the above scenario in which a contract owner is not eligible. Otherwise, please revise the disclosure.

18.   **Terminal Illness Waiver** (p.21)

The disclosure states "You may be eligible to withdraw up to 100% of your Contract Value without the application of a Surrender Charge . . . subject to the conditions in the [rider]." Do you mean "you are eligible," subject to the conditions of the rider?

19.   **Deferral of Payment** (p. 22)

        The disclosure states the company has the right to defer payment of surrender proceeds for up to six months. Please disclose whether the company will pay interest on the proceeds and whether the company must receive approval from any insurance regulator for such deferral. Also, please consider making the disclosure more prominent.

20.   **Death Benefit Proceeds** (pages 22-23)

        a.   In the event the Contract Owner dies before the maturity date, please specify whether the Beneficiary has 60 days to choose a settlement option.

        b.   Please explain supplementally to the staff what is meant by "we will pay any remaining balance as provided for in the chosen Settlement Option, at least as rapidly as under the method of payment in effect at the Annuitant's/Owner's death."

        c.   Please explain to the staff the statement "We will not be liable for any payment made before we record the written notice of a change in Beneficiary." The statement suggests that the company's actions in failing to record the notice relieves it of liability regarding payments.

21.   **Settlement Options** (page 23)

        In the fourth sentence of the second paragraph, please use a plain English term in place of "commuted."

22.   **Lifetime Income Benefit Rider** (pages 24-27)

        a.   The disclosure states "This Rider is designed for Contract Owners who desire a guaranteed income stream for life." This statement is also true for an annuity. Please distinguish between selecting the rider and annuitizing under the contract (*e.g.*, the rider allows you to retain liquidity). Also, please elaborate on who should, and should not, consider electing the rider.

        b.   Please consider re-characterizing the "guaranteed income stream" as a "guaranteed payment stream" as there does not seem to be any income component to the payments. As the subsequent disclosure states, the rider payments are first treated as withdrawals from contract value and when contract value is exhausted, the payments continue as benefit payments.

        c.   The term Excess Withdrawals implies there also exists an acceptable level of withdrawals. However, Excess Withdrawals are defined as withdrawals taken after LIB payments have begun. The term in this context is confusing. Please consider using an alternative term.

   d. The disclosure states that you can start or stop LIB payments at any time. Please disclose the factors and risks to consider before selecting to start receiving payments.

   e. Do you mean for the first sentence of the second paragraph of this section to read "The Rider guarantees that you can receive the Lifetime Income Benefit ("LIB") payments for your life, or the joint lifetime of you and your spouse with equal payments for the remaining lifetime of the survivor, <u>even</u> if the Contract Value and the Income Account Value ("IAV") under the Rider (defined below) are both reduced to zero, provided certain conditions are met?"

   f. Please state the maximum charge for the rider.

   g. With respect to Step-Ups, the disclosure states "On each Contract Anniversary after LIB payments start, if your Contract Value before the deduction of the rider charge is greater than your IAV, your Guaranteed Annual LIB Amount will equal the greater of: (i) Your IAV multiplied by the applicable Guaranteed Income Percentage; or (ii) Your Contract Value multiplied by the applicable Guaranteed Income Percentage. By nature of the assumption involved (*i.e.*, Contract Value before the deduction of the rider is greater than IAV), won't the result always be the second option?

23. **Information Regarding Eagle Life Insurance Company** (pages 37-43)

   On page 43, the disclosure states that calculations using the NAIC formula as of December 31, 2008, indicated that the company's ratio of total adjusted capital to the highest level at which regulatory action might be initiated was 842%. In plain English, please explain why this is important for a prospective purchaser of the contract.

24. **Potential Risk Factors That May Affect Future Results** (pages 44-50)

   a. Please define the term "other than temporary impairment losses."

   b. The disclosure states on page 45 that if the company's counterparties fail to honor their obligations under derivative instruments, the company's revenues may not be sufficient to fund the annual index credits on our index annuities. Please clarify whether this would result in the company not paying the credit. Or, alternatively, whether this means that the funds to pay the credit will have to come from other sources, such as reserves. If the company would not pay the credit, please include this disclosure among the risk factors at the beginning of the prospectus.

25. **Appendices**

   a. The disclosure in Appendix A-1, C-2, and C-3 should be relocated in the prospectus so that it precedes the disclosure beginning on page 28.

      b.   With respect to Appendix A, please tell the staff what the company's cap rates have been in the past. Is a 6% cap rate a realistic expectation for contract owners? Also, what does the company expect the guaranteed minimum will be for the cap rate?

      c.   With respect to Appendix C, please explain to the staff what happens if a contract owner takes more than a 10% withdrawal. Does the company impose a surrender charge on the whole withdrawal amount? Also, is the 10% free-withdrawal reflected in the examples?

26.   **Financial Statements, Exhibits, and Certain Other Information**

      Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

27.   **Representations**

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

      Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6765. Mail or deliveries should include reference to Mail Stop 4644 and should include all nine digits of the following zip code: 20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Mark Cowan
Senior Counsel
Office of Insurance Products